Jack O'Brien

Partner

+1.215.963.4969

john.obrien@morganlewis.com

September 8, 2025

FILED AS EDGAR CORRESPONDENCE

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	The Community Development Fund (File Nos. 333-206012 and 811-23080)

Dear Ms. Fettig:

On behalf of our client, The Community Development Fund (the “Fund”), we are filing this letter to respond in writing to comments that you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via teleconference with me on July 17, 2025 (the “July 17, 2025 Follow-Up Comments”), regarding filings made by the Fund with the SEC on Form N-CSR, including the Fund’s annual shareholder report filed therein (“TSR”), and on Form N-CEN (hereinafter referred to collectively as the “Fund Filings”). I apologize for the delay in filing this response to follow-up comments, which was a result of my oversight and not any fault of the Fund.

By way of background, you provided the July 17, 2025 Follow-Up Comments in response to the Fund’s written responses submitted to the SEC Staff as Correspondence on July 10, 2025 (the “July 10, 2025 Responses”), which, in turn, were prepared in response to comments that you provided on behalf of the SEC Staff via teleconference with me on June 30, 2025 (the “June 30, 2025 Follow-Up Comments”), regarding the aforementioned Fund Filings.

Further, you provided the June 30, 2025 Follow-Up Comments in response to the Fund’s written responses submitted to the SEC Staff as Correspondence on June 17, 2025 (the “June 17, 2025 Responses”), which were in response to comments that you provided on behalf of the SEC Staff via teleconference with my colleagues Kyle Sullivan and Peter Dunne on May 22, 2025 (the “May 22, 2025 Comments”), regarding the aforementioned Fund Filings.

Morgan, Lewis & Bockius llp 2222 Market Street Philadelphia, PA 19103 United States	+1.215.963.5000 +1.215.963.5001

Christina DiAngelo Fettig

September 8, 2025

Below, we have briefly summarized your July 17, 2025 Follow-Up Comments, followed by our responses, based on information provided by the Fund and SEI Investments Global Funds Services (“SEI GFS”), the Fund’s Administrator.

1.	Comment. Note 5 of the Fund’s Form N-CSR filing for the fiscal-year-ended December 31, 2023 (the “2023 N-CSR”), discloses $18,716 as the amount that is subject to recapture by the Fund’s investment adviser Community Development Fund Advisors, LLC (the “Adviser”) in 2026; whereas Note 5 of the Fund’s Form N-CSR filing for the fiscal-year-ended December 31, 2024 (the “2024 N-CSR”), discloses $47,716 as the amount that is subject to recapture by the Adviser in 2026. Please explain what led to this increase in the amount that is subject to recapture by the Adviser in 2026 (i.e., whether there were additional fee waivers).

Response. We have confirmed with SEI GFS that the $47,716 amount of fees subject to recapture by the Adviser and expiring in 2026 that was reported in Note 5 of the Fund’s 2024 N-CSR filing is the correct amount. Both (i) the $18,716 amount of advisory fees waived that previously was reported in the Fund’s December 31, 2023 Statement of Operations, which was included in the Fund’s 2023 N-CSR filing, and (ii) the $18,716 amount expiring in 2026 that previously was reported in Note 5 of the Fund’s 2023 N-CSR filing were not correct; both these amounts should have been reported as $47,716. We do not believe that these items are material.

2.	Comment. The most-recent July 17, 2025 Follow-Up Comments indicate that the $8,811 amount of fees subject to recapture by the Adviser and expiring in 2027 should have been $90,610, but it also is not clear where there were additional fee waivers that tie into this $90,610 amount subject to recapture. In other words, where are these dollars coming from that will be subject to recapture by the Adviser, given that these dollars do not appear to tie-out to dollars waived by the Adviser?

Response. We have confirmed with SEI GFS that the $8,811 amount of fees subject to recapture by the Adviser and expiring in 2027 that was reported in Note 5 of the Fund’s 2024 N-CSR filing was not correct and should have been reported as $90,610. Both (i) the $8,811 amount of advisory fees waived that previously was reported in the Fund’s December 31, 2024 Statement of Operations, which was included in the Fund’s 2024 N-CSR filing, and (ii) the $8,811 amount expiring in 2027 that previously was reported in Note 5 of the Fund’s 2024 N-CSR filing were not correct; both these amounts should have been reported as $90,610. The correct $90,610 amount of fees subject to recapture by the Adviser and expiring in 2027 shall be included in the Fund’s 2025 N-CSRS filing. We do not believe that these items are material.

* * * * * *

Christina DiAngelo Fettig

September 8, 2025

If you have any questions, need any additional information or would like any further clarification, please contact me at 215.963.4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien

cc:	Kenneth H. Thomas, President, CEO and Secretary Community Development Fund Gregory Thomas, President and Chief Investment Officer Community Development Fund Advisors, LLC